May 22, 2019

James Nixon
Chief Executive Officer
West Coast Ventures Group Corp.
6610 Holman Street
Suite 301
Arvada, CO 80004

       Re: West Coast Ventures Group Corp.
           Registration Statement on Form S-1
           Filed May 3, 2019
           File No. 333-231223

Dear Mr. Nixon:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed May 3, 2019

General

1. You state that the 13,000,000 shares of common stock registered for resale represent
       31.62% of your common stock at May 2, 2019. Please provide your analysis that the number of shares registered is one-third or less of your presently outstanding shares held by non-affiliates. In this regard, we note the number of shares held by your sole officer and director reflected in the beneficial ownership table. Alternatively, reduce the amount of shares that you are registering under the equity line financing to an amount no more than one-third of your presently outstanding shares held by non-affiliates.
 James Nixon
West Coast Ventures Group Corp.
May 22, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact John Stickel at 202-551-3324 or J. Nolan McWilliams at 202-551-
3217 with any questions.



                                                           Sincerely,
FirstName LastNameJames Nixon
                                                           Division of
Corporation Finance
Comapany NameWest Coast Ventures Group Corp.
                                                           Office of
Transportation and Leisure
May 22, 2019 Page 2
cc:       Chase Chandler
FirstName LastName